Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

A. H. BELO CORPORATION

This Certificate of Amendment is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

Entity Information

The name of the filing entity is A. H. Belo Corporation, and it is a for-profit corporation (the “Corporation”). The Corporation's date of formation is February 15, 2018 and its assigned file number is 802937726.

Amendment

Article Four of the Certificate of Formation is hereby amended and restated by deleting the first paragraph in its entirety and replacing it with the following two paragraphs:

“ARTICLE FOUR

SECTION 1.    Authorized Shares.

The aggregate number of shares of stock that the corporation shall have the authority to issue is thirty-three million two hundred fifty thousand  (33,250,000) shares, of which two million (2,000,000) shares shall be Preferred Stock (the “Preferred Stock”), par value $.01 per share, and thirty-one million two hundred fifty thousand (31,250,000) shares shall be Common Stock (the “Common Stock”), par value $.01 per share. Twenty-two million five hundred thousand  (22,500,000) shares of Common Stock shall be designated as Series A Common Stock (herein called “Series A Stock”), and seven million five hundred thousand  (7,500,000) shares of Common Stock shall be designated as Series B Common Stock (herein called “Series B Stock”).

Effective at 12:01 a.m., Central Daylight Time, on June 8,  2021 (the “Effective Time”), (i) every four shares of Series A Stock issued and outstanding or held by the corporation in treasury stock immediately prior to the Effective Time shall automatically, and without action on the part of the shareholders, convert and combine into one validly issued, fully paid and non-assessable share of Series A Stock and (ii) every four shares of Series B Stock issued and outstanding or held by the corporation in treasury stock immediately prior to the Effective Time shall automatically, and without action on the part of the shareholders, convert and combine into one validly issued, fully paid and non-assessable share of Series B Stock  (such conversion and combination of shares,  the “Reverse Stock Split”). The par value of the Series A Stock and Series B Stock following the Reverse Stock Split shall remain at $.01 per share. No fractional shares shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon the submission of a transmission letter by a shareholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of a certificate which formerly represented shares of Series A Stock or Series B Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Series A Stock or Series B Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Series A Stock or Series B Stock, as applicable, to which such holder would otherwise be entitled multiplied by the closing price per share of the Series A Stock on the New York Stock Exchange at the close of business on the trading day preceding the date of the Effective Time.  Each stock certificate that, immediately prior to the Effective Time, represented shares of Series A Stock or Series B Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Series A Stock or Series B Stock, as applicable, into which the shares formerly represented by the certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Series A Stock or Series B Stock after the Effective Time).”

Statement of Approval

This Certificate of Amendment to the Certificate of Formation of the Corporation has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

Effectiveness of Filing

This document becomes effective at 12:01 a.m. Central Daylight Time on June 8, 2021.

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Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

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Date: June 2, 2021	A. H. BELO CORPORATION

By: /s/ Christine E. Larkin Christine E. Larkin Senior Vice President/General Counsel